CONTACT: Ted R. Sharp
         Chief Financial Officer
         Key Technology, Inc.
         (509) 529-2161

              KEY TECHNOLOGY ANNOUNCES EXTENSION OF EXCHANGE OFFER

WALLA WALLA, WA -- Key Technology, Inc. (NASDAQ/NMS: KTEC) announced today that it was extending the expiration date of its offer to exchange its outstanding Series B Convertible Preferred Stock for shares of newly authorized Series D Convertible Preferred Stock, until 5:00 p.m., New York City time, on June 28, 2002, unless further extended or withdrawn by the Company. The exchange offer was scheduled to expire on June 14, 2002.

As of the close of business on June 14, 2002, approximately 228,518 or 20.09% of the shares of Series B Convertible Preferred Stock had been validly tendered in connection with the exchange offer.

The terms of the exchange offer are contained in offering documents that are available to investors free of charge at the Securities and Exchange Commission's website at www.sec.gov. Shareholders should read these documents carefully because they contain important information. The exchange offer filing is also available through the Company's website at www.keyww.com/investor.cfm.

Requests for assistance or for copies of the offering memorandum and the related letter of transmittal for the exchange offer should be directed to American Stock Transfer and Trust Company, the exchange agent, at (800) 937-5449. This announcement is not an offer to sell any securities or a solicitation of any offer to buy any securities. The exchange offer will be made only by means of the written offering memorandum, as supplemented from time to time.

Key Technology, Inc., headquartered in Walla Walla, Washington, is a worldwide leader in the design and manufacture of process automation systems for the food processing and industrial markets. The Company's products integrate electro-optical inspection and sorting, specialized conveying and product preparation equipment, which allow processors to improve quality, increase yield and reduce cost. Key has manufacturing facilities in Washington, Oregon and the Netherlands, and worldwide sales and service coverage.

    Note: News releases and other information on Key Technology, Inc. can be accessed at www.keyww.com on the Internet.